
Hidden Valley
Ranch
Hidden Valley
The Original
Ranch
Hidden Valley
Ranch
Spicy Ranch
Dressing

The Clorox Company 2009 Annual Report to Shareholders and Employees

Th Right

We Make Everyday Life Better, Every Day.

Founded in 1913, The Clorox Company is a leading manufacturer and marketer of consumer products with fiscal year 2009 revenues of $5.5 billion. Clorox markets some of consumers' most trusted and recognized brand names, including its namesake bleach and cleaning products; Green Works® homecare products; Armor All® and STP® auto-care products; Fresh Step® and Scoop Away® cat litters; Kingsford® and Match Light® charcoals; Hidden Valley® and K C Masterpiece® dressings and sauces; Brita® water-filtration systems; Glad® bags, wraps and containers; and Burt's Bees® natural personal care products. With about 8,300 employees worldwide, the company manufactures products in more than two dozen countries and markets them in more than 100 countries. Clorox trades on the New York Stock Exchange under the symbol "CLX."



Fresh Step
SCOOPABLE
Pine-Sol
CLOROX
KINGSFORD
BRITA
ToiletWand
GLAD
ClingWrap
Chux
Superwipe
green works
FORCEFLEX
Ranch
STP



DONALD R. KNAUSS
Chairman and Chief Executive Officer

Clorox Shareholders and Fellow Employees:

I believe more than ever that Clorox has the right strategy, the right people and the right capabilities to drive long-term growth and shareholder value. Our fiscal year 2009 results reinforce that this is **the right place to be**.*

18%

Diluted EPS growth

25%

Amount our dividend has increased over the past two years

It was a very good year. We grew sales, returned to margin expansion for the fiscal year, grew earnings and economic profit, and maintained investment in the long-term health of our brands in an extremely tough economic climate. All in all, we're pleased with our performance:

- We grew sales 3 percent to $5.5 billion, on top of strong 9 percent sales growth in fiscal 2008. Excluding a 2 percent negative impact from unfavorable foreign exchange rates, sales would have grown 5 percent. This was our eighth consecutive year of top-line growth at or above our annual target of 3 percent to 5 percent sales growth.
- We generated cost savings of $118 million in cost of goods sold, well ahead of our annual targeted range of $90 million to $100 million. Our cost savings more than offset an increase of $110 million in commodity and energy-related costs in the fiscal year.
- We achieved $3.81 diluted earnings per share, an increase of 18 percent over fiscal 2008. This is a significant accomplishment in any economic environment.
- Our financial condition remains strong, with net cash provided by operations of $738 million, which enabled us to pay down debt and increase our quarterly dividend by 9 percent. We're proud of our long track record of returning cash to our shareholders. Total annual dividends paid to Clorox shareholders have increased each year since 1977, and, over the past two years, we've increased our dividend by 25 percent.

*See "Forward-Looking Statements" on page 32.

- Economic profit* is the measure we believe most closely aligns with creating value and generating returns for our shareholders. Overall we generated $376 million in economic profit, up from $363 million in fiscal 2008, despite the impact of commodity cost increases and negative foreign currencies.

$738 MILLION

Net cash provided by operations

We've made substantial progress on our Centennial Strategy. The strategy is made up of four key areas: Be a high-performance organization of enthusiastic owners; win with superior capabilities in the areas of Desire, Decide and Delight (the "3Ds"); accelerate growth in and beyond the core; and relentlessly drive out waste. (See pages 5-20 for examples of how we're bringing these strategic choices to life.)

Since introducing the Centennial Strategy two years ago, we have articulated our mission and established our "true north" objective to deliver double-digit annual economic profit. We made important decisions about where to compete, such as entering the natural personal care and natural cleaning products categories. We've stayed focused on delivering significant cost savings. We ramped up our focus on winning in our categories by driving demand creation and building consumer loyalty. And we're streamlining our operating model (how we're structured and the way we coordinate work across the company) to be more effective and efficient.

88%

Brands that hold No. 1 or No. 2 market share positions in their categories

Looking ahead, we believe we have the right plans in place. Since fiscal 2008 and continuing through our company's 100-year anniversary in 2013, we're focusing on three key areas. The first is to deliver further growth through an ongoing focus on the consumer "megatrends" of health and wellness, sustainability, ethnicity and affordability, with an emphasis on reinforcing the value of our products to consumers. We will continue to invest heavily in brands that are on trend and have strong tailwinds behind them, such as the Brita®, Green Works®, Kingsford® and Hidden Valley® brands. We're also continuing to work closely with our retail partners to provide services they value to drive consumer benefits and build our categories. And, with 88 percent of our brands holding No. 1 or No. 2 market share positions, we believe we're well-positioned as retailers seek to simplify their product assortments across our categories.

Percent of Total Company Net Sales by Segment



20%
33%
32%
15%
Cleaning
Lifestyle
Household
International

Economic profit provides additional perspective to investors about financial returns generated by the business, and represents profit generated over and above the estimated cost of capital used by the business to generate that profit. See reconciliation of economic profit in Exhibit 99.3 of the company's Annual Report on Form 10-K for the fiscal year ended June 30, 2009.

Cumulative Total Shareholder Return

June 30, 2004, through June 30, 2009 (assumes reinvestment of quarterly dividends).
Peer companies: An average of 18 consumer packaged goods companies used for financial benchmarking purposes.


40%
30%
20%
10%
0%
-10%
2004
2005
2006
2007
2008
2009
Clorox: 17%
Peers: 12%
S&P 500: -11%

Our second focus area is to build market share through innovation and value management. We plan to increase our brand-building investment and will continue targeting at least 2 percentage points of annual incremental sales growth from innovation. In particular, we're prioritizing product improvements on key growth brands. We expect many of these improvements to generate substantial consumer benefits with little added cost and, in some cases, cost savings.

The third area of focus is to drive margin expansion with three key actions: continue to implement our operating model, build on our robust cost-savings program and continue to improve our product mix with higher-margin brands.

11%

Total shareholder return increase in fiscal 2009

We continue to focus on creating shareholder value. As the chart above shows, Clorox stock has delivered a 17 percent increase in total shareholder return over the past five years. In 2009, our total shareholder return increased 11 percent, ranking us second among our financial peer group of 19 consumer packaged goods companies. We remain committed to making the right decisions to create shareholder value over time. Our cash flow is strong, allowing us to support dividend growth while continuing to pay down debt. We are taking a disciplined approach to capital spending and using our assessment of economic profit potential to allocate resources.

Our brands are well aligned with consumer and retailer trends. We believe our recent margin improvements can be sustained, and our business model and strategy position us strongly in any economic environment. Our true north is still our true north, and we're moving in the right direction. On behalf of our 8,300 employees around the world, thank you for continuing to place your trust in our company.

Sincerely,



Donald R. Knauss
Chairman and Chief Executive Officer
Sept. 1, 2009



Donald R. Knauss
Chairman and Chief Executive Officer

The Right Investment

In today's dynamic economic environment, investors are carefully scrutinizing companies to find the ones they can trust to provide consistently strong financial performance and shareholder returns. Don Knauss shares insights into Clorox as an investment choice.

Q. Why should investors consider Clorox?

A. I'll highlight four key reasons. First, we have a strong portfolio of brands aligned with consumer and retailer trends. Eighty-eight percent of our U.S. brands hold the No.1 or No. 2 market share position in their categories, and we've shown we can maintain shares overall despite taking more than 50 price increases over the last few years in response to increased raw-material costs.

Second, I think margin expansion is sustainable. We have a robust cost-savings pipeline, and I believe our new operating model will enable us to grow sales faster than selling and administrative costs.

Third, we have a long history of efficient capital use, strong cash flow and returning cash to shareholders. Our plans for fiscal 2010 through 2013, which target free cash flow in the range of 10 percent to 12 percent of net customer sales, should position us at or near the top of our peer group in cash flow generation.

Fourth, our strong leaders and business model — which is anchored in building big-share brands in midsized categories — have proven agile and flexible in any economic environment. In fiscal 2009, we achieved 18 percent diluted EPS growth despite a severe recession, negative foreign currency impacts and a $110 million increase in commodity and energy-related costs. Not many other companies today have been able to deliver that kind of performance in this economy.

Q. Looking at the consumer "megatrends," why are you shifting your focus from convenience to affordability?

A. Consumers are increasingly looking for convenience *and* value. We believe many people see the recession as a wake-up call to be more frugal, a trend we expect to continue even after the economy recovers. It's important to note that value isn't just about price, but also product quality and consumer perceptions. Take Hidden Valley® Ranch salad dressing, for example. Despite a significant price premium to the competition, Hidden Valley® dressings grew volume, sales and market share in fiscal 2009. This brand's strength is due to a great-tasting product consumers love that is supported with highly effective marketing and in-store execution.

Q. Are you concerned about the impact of retailers stepping up efforts to simplify assortment?

A. Recently, this question has come up a lot. We continue to believe shelf simplification and rationalization of product assortment are likely to have an overall positive benefit for consumers and Clorox. In our experience, when retailers make these kinds of changes, they maintain consumer-preferred No. 1 and strong No. 2 brands — the ones supported by advertising, other demand-creation activities and innovation. Given the improved shopping experience this creates, we view it as a good thing for our consumers, categories and overall business.

Q. What are you doing to accelerate growth in international markets?

A. Over the last five fiscal years, International has averaged double-digit net sales growth. In fiscal 2009, growth was more in line with the U.S., primarily due to significant foreign currency devaluation. We expect this to continue in fiscal 2010. Longer term, we expect International growth to outpace the U.S. again and continue growing as a percentage of our portfolio.

We have three key priorities to drive for International growth. First is to gain share and grow our categories with winning plans in the "3Ds" of desire, decide and delight. Second is extending our brands into adjacent categories and across current countries, with highest priority on brands that capitalize on the health-and-wellness and sustainability megatrends. Third is assessing opportunities to expand into new countries. To enable this growth, we are investing in business planning tools and process improvements. We're also looking to take greater advantage of our multinational scale and corporate capabilities in our new operating model.

The Right People


GLAD
ODORSHIELD
FORCEFLEX
EXTRA WIDE SEAL
Seals Tight, Every Time
Freezer
Storage
GLAD ClingWrap
GLAD WARE

(Left to right) Team members Tom Tomescko, Craig Carty, Lynnae Galea, Bob Hillman and Shawn Tzeng bring a cross-functional view to the Glad® business strategy.

Centennial Strategy Update:

Building A High-Performance Organization

An Agile Organization

To stay competitive, our agility is more important than ever, moving quickly and decisively to anticipate, initiate and benefit from change. This year, we introduced a new operating model to help us take advantage of change earlier and more effectively. We're streamlining our structure, clarifying roles and empowering people to take smart risks and make appropriate decisions. The end goal is to more quickly grow our brands and gain market share.


Laura

Scientists Laura Shimmin (left) and Joe McShane (right) are part of the team who brought Green Works™ natural laundry detergent from just a concept to the shelf in less than two years – a great example of agility.

John Leggett, Basak Aydin and Sean Chang (left to right) are among the Clorox people in Information Services who are helping frame the company's future.



Bottom-Up Leadership

We call it the inverted pyramid at Clorox because we believe the role of our leaders is to foster an environment where people are valued and can do their best work, to help employees execute against our corporate strategies, as well as to help foster personal career growth and satisfaction. Everyone at every level is dedicated to asking how we can help each other be successful. This translates into valuing each person's strengths, encouraging diverse thinking and debate, and having each other's back.

Talent Depth and Diversity

Developing our current and future leaders is vital to our success. It's an investment in our business and future. We continue to offer programs and opportunities that enable employees to be more effective in their current roles while preparing them for ongoing career growth. Our high-performance team (HPT) program helps teams work more effectively together by understanding the style and value each team member brings to the team. HPT also focuses on fostering more open, candid communication and a deeper level of trust, which we know leads to better, faster decision making. Our in-house Diamond Leadership Institute, taught largely by Clorox executives, also provides leadership development opportunities for new and seasoned leaders across the company.

The ideas and values that shape us are as important as our actions. A key component of building a high-performance organization is to create an inspired workforce rich in diversity. Our employee resource groups (ERG) are an important part of our diversity and inclusion strategy. These groups, such as the African-American ERG and the Gay, Lesbian, Bisexual, Transgender & Advocates ERG, help build professional relationships, foster mentoring, and support diversity-related community outreach programs.

Employee resource groups (ERG) are one way we work to create an inspired workforce rich in diversity. These five ERGs foster informal mentoring and coaching support for members, provide recruiting and orientation support, generate ideas and input for senior Clorox leaders and support diversity-related community outreach.

Building A High-Performance Organization:

A Highly Engaged Workforce



Lyné Brown
Co-Leader of Engagement Team
Vice President – Sales Planning

Q: How does Clorox define an engaged employee?

A: We look at engagement two ways. *Rationally,* do we believe working at Clorox is in our best interest professionally and financially? *Emotionally,* do we feel inspired, proud and valued at this company, in our jobs, with this team and manager? Together, these factors indicate how committed we are to doing our best work and staying with the company.

Q: How are you working across geographic boundaries and business lines to build engagement?

A: We've learned that driving engagement is most effective at the local level. It's OK to establish frameworks, objectives and principles as a corporate effort. But how we engage an employee at our plant in Rogers, Arkansas, for example, can be very different from how we engage an employee in our Philippines office. This is why, in many cases, we establish and execute tactics locally.

Q: What are some of your most impactful programs?

A: We've got a lot to feel good about. We have an engagement team made up of leaders across the company who act as the voice of the employees. They provide important input into company programs and also initiate programs on their own, such as employee events and a new online store with company memorabilia. One of our biggest achievements has been a peer-to-peer online recognition program for U.S. employees. This past year alone, employees used the program to recognize each other nearly 50,000 times!

Q: Clorox is encouraging employees to take smart risks. How are you infusing this idea among employees?

A: In fiscal 2009, we introduced a new operating model (our structure and how work is done). One aspect of the model is to better clarify roles and accountability for decision-making. Our goal is to make decisions faster without undue analysis. For example, our Pine-Sol® team recently went after a competitive opportunity in a highly-targeted Hispanic market. Using some insights and encouragement from sales leaders, but depending largely on their instincts, the team tested their assumptions in targeted stores. Their assumptions proved right as evidenced by a tenfold sales increase during the test period.

Engagement Survey Results


71%
75%
81%
Benchmark 77.9%*
2007
2008
2009

Percentage of employees who are engaged or highly engaged, based on the 2009 Clorox Company employee engagement survey.

**Benchmark represents responses of employees at other organizations who participated in the same survey at different times. The benchmark group includes a variety of companies from manufacturing, retail, financial services, health care, high technology and telecommunications, and other types of organizations, such as public utilities and government agencies.*

The Right Capabilities


Hidden Valley
Ranch
Light
BRITA
CLOROX
Fresh Step
Fresh

Centennial Strategy Update:

Winning With The 3Ds Of Desire, Decide And Delight

Communicate to Create *Desire*

Education can be a powerful marketing force. Consider the success of the Brita® brand's partnership with Nalgene® Outdoor Products on the FilterForGood™ Campaign. This campaign has created desire by appealing to growing public concern for the environment and the unnecessary consumption of bottled water. The campaign teaches consumers facts about bottled water waste, including how much money they can save each year, and encourages them to demonstrate their commitment by switching to reusable bottles and filtered tap water. Since its launch, this initial public relations effort has blossomed into multiple marketing initiatives that include in-store programs and a media partnership with the reality TV show, *The Biggest Loser* (Tuesdays, 8/7c on NBC). Over three seasons of the hit program, the cast and crew have eliminated an estimated 90,000 disposable bottles from the set, and millions of viewers have tuned in to Brita's FilterForGood message.


BRITA
6 cups
8 cups



Generate Sales When Consumers *Decide*

Brita's in-store message of "Better Water, Less Waste" ties strongly to three key consumer megatrends we're tapping to drive growth: sustainability, health and wellness, and affordability. This connection has helped to drive a 12 percent increase in shipments year-over-year in fiscal 2009. In particular, Earth Month promotions were instrumental as consumers sought products that were better for themselves and the environment. During Earth Month 2009, Brita shipments increased by 39 percent, and the brand gained 3.9 points of market share* versus the previous year, largely due to a ramp-up of merchandising support by retailers. In-store communications educated shoppers about how to make their homes greener and their world a healthier place with affordable solutions like Brita water filtration systems.

**Information Resources Inc. (IRI) Infoscan data for grocery and drug retail outlets, Kmart and Target in the U.S. for dollar share for the four weeks ending April 26, 2009*



Build Loyalty With Products That *Delight*

To delight consumers is to deliver on our promise of "Better Water, Less Waste" by providing a complete solution to reducing bottled water waste in the home and on the go. This year, we continued our partnership with Nalgene to include a FilterForGood bottle with special packages of Brita pitchers. The iconic bottles have gained popularity not only among average consumers, but have also been seen at events like the Sundance Film Festival. Consumers can also share in Brita's support of breast cancer awareness by purchasing a limited-edition pink pitcher highlighting Brita's donation to the Susan G. Komen Breast Cancer Foundation.

Now, Brita consumers have even more reasons to feel good about drinking filtered water. In January 2009, Brita teamed up with Preserve®, a leading maker of 100 percent recycled household consumer goods, to collect and recycle Brita pitcher filters. Through Preserve's Gimme 5 program, Brita pitcher filters can be dropped off at select retail locations or shipped directly to Preserve. There, the plastic is transformed into new Preserve products like toothbrushes and razors.

Nalgene is a registered trademark of Thermo Fisher Scientific Inc.
Preserve is a registered trademark of Recycline, Inc.

Winning With The 3Ds:

Winning With Superior Capabilities



Fritz Willis
Vice President–Customer Capability

Q: How does Clorox use its category insights and expertise to help retailers?

A: Ultimately, retailers care about driving growth, creating compelling and exciting shopping experiences, and eliminating waste in the supply chain. Clorox offers an integrated portfolio of services that delivers in all of these areas. For example, our Category Advisory, Shopper Marketing and Shopper Insights teams collaborate to provide solutions for retailers who need to satisfy increasingly harried consumers. These consumers are demanding brands they trust in a more enjoyable shopping experience. Retailers know they can count on us to provide objective category and shopper-centric growth plans based on deep consumer, shopper and business insights.

Q: How does Clorox gather consumer research and insights?

A: We invest in a variety of tools and methods to gather and translate insights across the "3Ds" – desire, decide and delight – into growth ideas, strategies and plans. Just like our mission statement says, we are passionate about making everyday life better, every day. This means we spend time with consumers and shoppers getting to know what is important to them, and then delivering it.

Q: Does your approach to category advisory vary by retailer?

A: We provide customized retail solutions using a common foundation of business strategy and knowledge. At a high level, our approach remains the same: It is highly collaborative, consumer- and shopper-centric and focused on driving category growth and shopper satisfaction.

Q: Where has this been a win-win situation for the retailer and Clorox?

A: We have examples from across the channels and geographies where we compete. Our approach is about mutual growth and doing what is right for the shopper. This means providing fact-based recommendations to help retailers give shoppers the products, services, information and experience they expect. We can use insights to help retailers arrange categories and products in the store so shoppers can easily and quickly find the products they want. For example, in the charcoal category, we have helped retailers design grilling solution centers where shoppers can find all the products they need for an enjoyable grilling event. The result is growth for the retailer and Clorox.

Clorox was the smallest manufacturer named among the 10 best companies in the 2008 Cannondale Associates PoweRanking® survey that asks U.S. retailers to rank their top suppliers.


Top
10

Clorox's Cannondale Associates PoweRanking® Survey Results

The Right Growth


green works
natural
dishwashing liquid
simply tangerine
CLOROX

Centennial Strategy Update:
Accelerating Growth In And Beyond The Core

Megatrends

Our deep consumer insights into everyday life help us tap into global consumer trends that help us grow our business. Across our portfolio, we've found ways to make our brands relevant against the four significant megatrends we've identified: sustainability, affordability, a more multicultural marketplace, and health and wellness. By capitalizing on these trends, we are able to bring added value to consumers while accelerating growth in our core businesses as well as beyond in the categories, channels and countries where we do business. For example, the Burt's Bees® brand is well-anchored in the sustainability and health-and-wellness megatrends. In 2009, with the goal of helping consumers identify truly natural products and maximize their well-being, Burt's Bees teamed up with the Natural Products Association and other leading natural personal care companies to develop The Natural Standard for Personal Care Products. The standard's guidelines help define what a "natural" personal care product is and what it is not.



CLOROX



BURT'S BEES
Radiance
BODY LOTION



BURT'S BEES
Super Shiny
BURT'S BEES
Very Volumizing
Pomegranate & Soy
SHAMPOO
BURT'S BEES
HAND SALVE
a farmer's friend
BURT'S BEES
Citrus & Ginger Root
BODY WASH
BURT'S BEES
Radiance
BODY LOTION
with Royal Jelly
NEW
BURT'S BEES
NATURAL SUN CARE
Chemical-Free
SUNSCREEN
with hemp seed oil
SPF 30
NATURAL PRODUCTS ASSOCIATION
CERTIFIED


green works

Core Brands and New Categories

Growth comes easier with trusted brands that consumers love. When the Green Works® product line first started taking shape, we asked consumers what home care products they were most interested in purchasing in a natural version. The most popular answer was laundry detergent. Now that we know cleaning with natural products is hitting big with consumers, we are moving into the laundry room with a premium natural laundry detergent and laundry stain remover.

Similarly, we are using the power of our disinfecting products to address big issues. Nearly 100,000 people die each year in the U.S. from hospital-acquired infections. Using our bleach technology, we introduced Clorox® brand germicidal wipes, designed for the intensive cleaning of hospital rooms. Customers lined up with orders even before we were ready to ship, and we sold out the initial production run.


poett
poett
poett
poett
poett

Consumer Insights and Growth

Through insights and innovation, we can deliver high-quality products that meet changing consumer needs and grow product portfolios. For example, in Latin America, for many consumers, fragrance is proof of a clean home. And they want this attribute in more than cleaning products. Through our Poett® line of home care products, we're giving consumers more ways to indulge their senses. Simple fragrances like lavender and lemon and engaging and inspiring scents like Espíritu Joven (Young Spirit) and Brisa Polar (Polar Breeze) are available across cleaning, air freshener and fabric care formats. Today, Poett products can be found in more than 10 countries across Latin America.



Accelerating Growth:
Growing A Brand Globally



Jessica Buttimer *(left)*
Director–Domain Leader, Green Works®

Elena Otero *(right)*
Vice President–International Marketing

Q: Green Works® is the first new natural cleaning brand Clorox has launched. How is it performing?

A: ***Jessica:*** Terrific. We have outperformed our original expectation and doubled the size of the natural cleaning category. Green Works is the strong No. 1 natural cleaning brand.

Q: What is driving the rapid growth of the Green Works line?

A: ***Jessica***: We were successful in breaking down four key barriers to natural cleaning adoption. First, many consumers did not believe natural cleaners worked well. Second, natural products were not readily available where they shopped. Third, consumers told us the products were too expensive – often a 50 percent to 100 percent premium to conventional products. Finally, natural products did not come from brands most consumers knew well or trusted. Clorox has been able to address each of these barriers to make natural cleaners more accessible and affordable. It's an easy way to go green!

Elena: We are seeing these same opportunities outside the U.S. One year after launch, we are already in 14 countries.

Q: How are you building a global brand while also driving sales locally in different parts of the world?

A: ***Elena:*** We've confirmed the relevance of Green Works brand positioning across the regions. Where there are requests for marketing customization, we have a set of global principles that govern those decisions. From what we've seen so far, however, the need for Green Works is the same around the world with little need to change things locally.

Q: How has the strength of the Green Works brand allowed you to extend into new categories like dishwashing liquid?

A: ***Jessica:*** Living greener is a broad need that cuts across lots of categories – from cleaning the counter, to washing dishes, to washing clothes. We have developed effective products in new categories using our technological and cleaning expertise.

Elena: And we're developing a brand consumers love. One that stands for powerful cleaning done naturally. The Green Works story really proves the Clorox strategy of identifying and capitalizing on universal megatrends.

Clorox's Green Works® Market Share


47%
Green Works

The Green Works® brand holds a strong No. 1 position in the natural cleaning category, more than twice the size of the next largest brand.

IRI food, drug, Kmart and Target data 52 weeks ending 6/28/2009

The Right Discipline



Bleach line associate Rod Woznichak in Fairfield, California, ensures each bottle of Clorox® bleach is filled to specification.

Centennial Strategy Update:

Relentlessly Driving Out Waste

Total Cost Optimization

When we look at optimizing costs, it's always about driving more value in order to provide consumers with higher-quality products at the right price. We look broadly across the organization for opportunities, from direct costs like packaging and raw materials to indirect costs like marketing and information services. In fiscal 2009, we saved $118 million in cost of goods sold. We achieved this through efforts like packaging cost-effective, concentrated formulas for Clorox 2® stain fighter & color booster, restructuring our supply chain in Australia and consolidating raw materials for Glad® products. We also simplified the assortment of triggers and bottles for our spray cleaning products and optimized our transportation network to transport our products more cost-effectively.

(Left to right) Gary Smith, Chris Hall and Bob Brown hold regular preventive maintenance meetings at the Fairfield, California, Clorox Products Manufacturing plant to discuss real-time production issues and minimize downtime of equipment.


RESULTS

Allison Shah works on a team of Information Services leaders who are managing the company's information technology investments to drive productivity and better business results.



Capability Investments

We understand the importance of having global information systems and processes to help drive productivity and better business results. We are significantly increasing our information technology investments over the next several years. This will include upgrading our core transactional systems globally and investing in additional business reporting and analysis capabilities to deliver better business and market insights to our workforce. This will also include enabling an increasingly mobile workforce to collaborate across functions and geographic borders.

Operational Effectiveness and Efficiency

As the company grows and the marketplace changes, we must constantly evolve our operations. In our cleaning business, we have found multiple ways to drive value, like simplified product design. For example, we've moved to a single bottle shape for all Clorox® Clean-Up®, Formula 409® and Tilex® trigger sprays. Using one bottle allows us to better manage demand, increase speed on new products and simplify our production process. And we've saved $850,000 each year. We've also created value through consolidation of our manufacturing networks with the establishment of a hub in Atlanta, Georgia. Through our new operating model, we've clarified our leadership structure. We established three groups of senior leaders to make focused decisions around our strategy, people and culture, and operations. We believe this will help us become leaner, faster and better at serving our shareholders, consumers, customers and employees.



In our Atlanta, Georgia, facility, William Jarrette works the production line for Formula 409® cleaners, whose bottles and triggers are part of our effort to simplify product design and improve manufacturing efficiency.

Driving Out Waste:

Streamlining Our Operations



Tim Smith
Director of Manufacturing

Q: What drove the decision to establish a manufacturing hub in Atlanta, Georgia?

A: We continue to look for opportunities to streamline our operations and reduce costs. Creating the manufacturing hub was crucial to accomplishing this goal. As a result, we're gaining efficiencies across the entire supply chain. We're very excited about the progress we've made and the opportunities this work provides for our customers.

Q: What benefits have you realized from the centralization of supply chain processes?

A: With a single hub in Atlanta, we reduce the number of miles our raw and packaging materials and finished goods must travel to reach our customers. Consequently, we reduce transportation costs and our carbon footprint. When we make changes in a product, we no longer have multiple plants through which to implement that change, including qualifying suppliers and production lines.

Q: What have you experienced that you didn't anticipate?

A: We didn't realize how much waste we would reduce. Managing numerous formulas can lead to waste streams and raw material losses. We've consolidated the number of base formulas, but we're also working towards a zero-discharge goal by designing ways to rework certain waste streams rather than treating and discharging them.

Q: Looking forward, is this a model we can expect to see replicated in other areas?

A: The hub concept has provided a significant benefit to a company like ours that manages a broad portfolio. We will always look for opportunities to streamline operations and reduce costs, which could mean other hub locations for our global supply chain.

Q: How are you doing internationally?

A: The Latin America team has taken this strategy very seriously and with personal ownership and involvement at all levels. They've shown outstanding use of improvement processes to reduce losses with significant cost savings for the region. I'm impressed with just how many employees have taken on initiatives to drive out waste.

Our cost-savings pipeline is robust, and we delivered our highest cost savings in five years.

Clorox's Cost Savings
($ Millions)


$104
$111
$107
$93
$118*
2005
2006
2007
2008
2009

*In cost of goods sold



Winning The **Right** Way

Around the world, Clorox employees like Brittney Elko, Ivor Nanton and Naeema Doost (left to right) believe that the long-term health of our company depends on maintaining high standards of business conduct, integrity, safety, quality and respect for people and the environment in everything we do.

Hand-in-Hand With The

Environmental Sustainability

We understand the fundamental importance of protecting the environment. This year, we set a goal with EPA Climate Leaders to reduce greenhouse gases 10 percent by 2013. We plan to accomplish this goal by reducing our operational footprint; for example, converting to more eco-efficient lighting in our facilities and by moving shipments of finished products from truck to rail. We are also advancing environmental causes that help communities in need and endangered species, such as bringing attention to a deadly fungus that is destroying frogs and other amphibian populations around the world and supporting the effort to rebuild Greensburg, Kansas, as one of the most environmentally sustainable cities in the U.S.

Community

Founded in 1980, The Clorox Company Foundation has awarded cash grants totaling $77 million to nonprofit organizations and for education. In fiscal 2009 alone, Clorox made product donations valued at $7.8 million to support disaster relief efforts, such as truckloads of bleach to help clean-up efforts following hurricanes Ike and Gustav in the U.S. Following the 6.1 magnitude earthquake that hit Costa Rica in January 2009, the company and Clorox employees in Costa Rica helped fund the construction of emergency housing for victims. Notwithstanding the current weak economy, our 2009 annual employee giving campaign recorded its highest participation rate on record.

More than 50 Clorox employees in Costa Rica, including Raúl Solano (left) and Christian Moya (right), volunteered their time to help with the construction of emergency housing for victims of the January 2009 earthquake in Costa Rica.



World Around Us

Atlanta, Georgia, line operator Melanie Hansford conducts a variety of regular quality checks to ensure Pine-Sol® products are manufactured to specifications.



Safety

Product safety is a top priority. More than ever, consumers are looking for information on the products they use in their homes. In response, Clorox was the first consumer packaged goods company to significantly increase the transparency of the ingredients in our products. From a tradition that began with Burt's Bees® and the introduction of Green Works® products, this year we began communicating ingredients in our household and professional cleaning and disinfecting products in the U.S. and Canada. Visit TheCloroxCompany.com/products for more information.

Ethics/Governance

In support of our commitment to ethical business practices and high standards of governance and compliance, we maintain rigorous corporate governance practices and internal controls. The quality of our corporate governance is rated stronger than 94.3 percent of S&P 500 companies and 98.5 percent of household and personal products companies* according to RiskMetrics Group, which rates more than 7,400 companies worldwide on corporate governance practices.

*As of August 1, 2009

Diversity

At Clorox, diversity and inclusion are much more than just an initiative or a mission statement. They are true drivers of how we grow our business in a competitive marketplace. This year, Clorox ranked No. 6 out of 400 corporations in California for our percentage of female executive leaders and achieved a perfect 100 percent for the third year on Human Rights Campaign's Corporate Equality Index, which rates companies on their treatment of lesbian, gay, bisexual and transgender employees, consumers and investors. Our chief executive also had the distinction of being the first Fortune 500 CEO to address the Out & Equal Workplace Summit.

Leaders like David Jones, Sandra Patterson and Sheldon Quan (left to right) are helping create a culture of inclusion at Clorox by leading diversity-based employee resource groups.



The Right Solution:

Clorox Responds To The H1N1 Pandemic



Victor Bucardo *(left)*
General Manager – Clorox Mexico

Chris Hyder *(right)*
Director – Sales and Marketing

On Monday, April 27, 2009, as the international media logged their first stories about the new virus coming out of Mexico, a team of global Clorox employees began working to address the impact this outbreak could have on our employees, consumers and customers.

Q: With Mexico as ground zero, what initial challenges did Clorox face in your operations and how did you respond?

A: *Victor*: At the height of the initial crisis in Mexico, orders for Clorox® disinfecting wipes were 30 times higher than normal, and the market for Clorox® disinfecting bleach was up by 50 percent. We immediately implemented our contingency plans for a natural disaster response to ensure we could make enough product available. In addition to our own crews working night and day, our people in Mexico were able to coordinate supply from different warehouses in the U.S. with very few interruptions. Our ability to deliver in a time of need has led to strengthened customer relationships.

Q: How does Clorox meet requests from public health agencies and others to address the pandemic (H1N1) 2009 virus?

A: *Chris:* Knowing that our disinfecting products often prove critical in fighting the spread of germs that cause disease, we worked with public health and regulatory agencies to determine which Clorox® products would be effective. We then coordinated with those agencies to communicate this information to the public. We developed public service announcements that were distributed to media outlets in the U.S. and abroad, developed in-store educational materials that were distributed to our customer partners, and implemented an Internet search program that drove consumers to educational H1N1 content hosted on www.Clorox.com. We're continuing to deploy these tactics as the pandemic (H1N1) 2009 virus flares up around the world.

Victor: Because sodium-hypochlorite bleach is the most widely available and least expensive disinfecting product available, Clorox is often one of the first places international relief agencies turn to for help when surface disinfection is key to their response. The pandemic (H1N1) 2009 virus was no exception. We've worked quickly to expedite donations to the areas most affected through the Red Cross of Mexico, Mexico's Federal Health Secretary and Instituto Mexicano del Seguro Social, which is Mexico's social security institution. We're proud to uphold Clorox's long tradition of responding in times of need.

The U.S. Environmental Protection Agency believes, based on available scientific information, that the currently registered influenza A virus products will be effective against the 2009-H1N1 flu strain and other influenza A strains on hard, nonporous surfaces.

The **Right** Performance

We manage our business for the long term and focus on achieving our annual financial targets. In fiscal 2009, we grew sales, expanded gross margin and delivered 18 percent diluted EPS growth. Importantly, we increased economic profit, the measure we believe most closely aligns with creating value and generating returns for our shareholders. By these measures, we believe The Clorox Company has the right strategy to drive long-term growth in any economic environment.

Net Sales
(In Millions)


$4,644
$4,847
$5,273
$5,450
06
07
08
09

Net Cash Provided by Operations
(in millions)


$522
$709
$730
$738
06
07
08
09

Net Earnings
(in millions)


$444
$501
$461
$537
06
07
08
09

Diluted Net Earnings Per Share
(in dollars)


$2.90
$3.26
$3.24
$3.81
06
07
08
09

ROIC[1]


25.3%
26.5%
21.2%
21.8%
06
07
08
09

Economic Profit[2]
(in millions)


$348
$379
$363
$376
06
07
08
09

1. Return on invested capital (ROIC) is non-GAAP measure that is calculated as earnings from continuing operations before income taxes, excluding restructuring and asset impairment costs and interest expense; computed on an after-tax basis as a percentage of adjusted average invested capital. See reconciliation of ROIC in Exhibit 99.2 on Form 8-K filed on August 3, 2009, for the fiscal year ended June 30, 2009 filed on August 25, 2009.
2. Economic profit (EP) is used by management to evaluate business performance. EP represents profit generated over and above the estimated cost of paying for the assets used by the business to generate profit. See reconciliation of EP in Exhibit 99.3 of the company's Annual Report on Form 10-K for the fiscal year ended June 30, 2009.

Condensed Consolidated Statements of Earnings

Years ended June 30 Dollars in millions, except per share amounts	**2009**	2008	2007
Net sales	**$ 5,450**	$ 5,273	$ 4,847
Cost of products sold	**3,104**	3,098	2,756
Gross profit	**2,346**	2,175	2,091
Selling and administrative expenses	**715**	690	642
Advertising costs	**499**	486	474
Research and development costs	**114**	111	108
Restructuring and asset impairment costs	**20**	36	13
Interest expense	**161**	168	113
Other expense (income), net	**26**	(9)	(2)
Earnings from continuing operations before income taxes	**811**	693	743
Income taxes on continuing operations	**274**	232	247
Earnings from continuing operations	**537**	461	496
Earnings from discontinued operations	**–**	–	5
Net earnings	**$ 537**	$ 461	$ 501
Earnings per share			
Basic			
Continuing operations	**$ 3.86**	$ 3.30	$ 3.28
Discontinued operations	**–**	–	0.03
Basic net earnings per share	**$ 3.86**	$ 3.30	$ 3.31
Diluted			
Continuing operations	**$ 3.81**	$ 3.24	$ 3.23
Discontinued operations	**–**	–	0.03
Diluted net earnings per share	**$ 3.81**	$ 3.24	$ 3.26
Weighted average shares outstanding (in thousands)			
Basic	**139,015**	139,633	151,445
Diluted	**141,063**	142,004	153,935

Condensed Consolidated Balance Sheets

As of June 30 Dollars in millions, except share amounts	2009	2008
ASSETS		
Current assets		
Cash and cash equivalents	**$ 206**	$ 214
Receivables, net	**486**	505
Inventories, net	**366**	384
Other current assets	**122**	150
Total current assets	**1,180**	1,253
Property, plant and equipment, net	**955**	960
Goodwill	**1,630**	1,658
Trademarks, net	**557**	560
Other intangible assets, net	**105**	123
Other assets	**149**	158
Total assets	**$ 4,576**	$ 4,712
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities		
Notes and loans payable	**$ 421**	$ 755
Current maturities of long-term debt	**577**	–
Accounts payable	**381**	418
Accrued liabilities	**472**	440
Income taxes payable	**86**	52
Total current liabilities	**1,937**	1,665
Long-term debt	**2,151**	2,720
Other liabilities	**640**	632
Deferred income taxes	**23**	65
Total liabilities	**4,751**	5,082
Commitments and contingencies		
Stockholders' deficit		
Common stock: $1.00 par value; 750,000,000 shares authorized; 158,741,461 shares issued at June 30, 2009 and 2008; and 139,157,976 and 138,038,052 shares outstanding at June 30, 2009 and 2008, respectively	**159**	159
Additional paid-in capital	**579**	534
Retained earnings	**640**	386
Treasury shares, at cost: 19,583,485 and 20,703,409 shares at June 30, 2009 and 2008, respectively	**(1,206)**	(1,270)
Accumulated other comprehensive net losses	**(347)**	(179)
Stockholders' deficit	**(175)**	(370)
Total liabilities and stockholders' deficit	**$ 4,576**	$ 4,712

Condensed Consolidated Statements of Stockholders' (Deficit) Equity

Dollars in millions, except share amounts	Common Stock Shares (000)	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Treasury Shares Shares (000)	Treasury Shares Amount	Accumulated Other Comprehensive Net Losses	Total	Total Comprehensive Income
Balance at June 30, 2006	249,827	$250	$397	$3,939	(98,529)	$(4,527)	$(215)	$ (156)	
Comprehensive income									
Net earnings				501				501	$501
Translation adjustments, net of tax of $3							47	47	47
Change in valuation of derivatives, net of tax of $1							(3)	(3)	(3)
Minimum pension liability adjustments, net of tax of $0							1	1	1
Total comprehensive income									$546
Adjustment to initially apply SFAS No. 158, net of tax of $(23)							(39)	(39)	
Dividends				(200)				(200)	
Employee stock plans			84	(9)	2,358	100		175	
Treasury stock purchased					(2,400)	(155)		(155)	
Treasury stock retirement	(91,086)	(91)		(4,046)	91,086	4,137		–	
Balance at June 30, 2007	158,741	159	481	185	(7,485)	(445)	(209)	171	
Comprehensive income									
Net earnings				461				461	$461
Translation adjustments, net of tax of $(2)							26	26	26
Change in valuation of derivatives, net of tax of $17							27	27	27
Pension and postretirement benefit adjustments, net of tax of $(15)							(23)	(23)	(23)
Total comprehensive income									$491
Cumulative effect of adopting Interpretation No. 48				(10)				(10)	
Dividends				(231)				(231)	
Employee stock plans			53	(19)	862	48		82	
Treasury stock purchased					(14,080)	(868)		(868)	
Other						(5)		(5)	
Balance at June 30, 2008	158,741	159	534	386	(20,703)	(1,270)	(179)	(370)	
Comprehensive income									
Net earnings				537				537	$ 537
Translation adjustments, net of tax of $(5)							(78)	(78)	(78)
Change in valuation of derivatives, net of tax of $(24)							(39)	(39)	(39)
Pension and postretirement benefit adjustments, net of tax of $(31)							(51)	(51)	(51)
Total comprehensive income									$ 369
Dividends				(264)				(264)	
Employee stock plans			40	(17)	1,120	64		87	
Other			5	(2)				3	
Balance at June 30, 2009	**158,741**	**$159**	**$579**	**$ 640**	**(19,583)**	**$(1,206)**	**$(347)**	**$ (175)**	

Condensed Consolidated Statements of Cash Flows

Years ended June 30 Dollars in millions	**2009**	2008	2007
Operating activities:			
Net earnings	**$ 537**	$ 461	$ 501
Deduct: Earnings from discontinued operations	**–**	–	5
Earnings from continuing operations	**537**	461	496
Adjustments to reconcile earnings from continuing operations to net cash provided by continuing operations:			
Depreciation and amortization	**190**	205	192
Share-based compensation	**58**	47	49
Deferred income taxes	**(1)**	(51)	(19)
Asset impairment costs	**3**	29	4
Other	**33**	23	26
Changes in:			
Receivables, net	**(2)**	(8)	(15)
Inventories, net	**–**	(26)	(8)
Other current assets	**(4)**	11	13
Accounts payable and accrued liabilities	**(40)**	63	(30)
Income taxes payable	**(6)**	(24)	11
Pension contributions to qualified plans	**(30)**	–	(10)
Net cash provided by operations	**738**	730	709
Investing activities:			
Capital expenditures	**(197)**	(170)	(147)
Businesses acquired	**–**	(913)	(123)
Other	**–**	1	2
Net cash used for investing activities	**(197)**	(1,082)	(268)
Financing activities:			
Notes and loans payable, net	**(334)**	681	(87)
Long-term debt borrowings	**11**	1,256	–
Long-term debt repayments	**–**	(500)	(150)
Treasury stock purchased	**–**	(868)	(155)
Cash dividends paid	**(258)**	(228)	(183)
Issuance of common stock for employee stock plans and other	**41**	39	119
Net cash (used for) provided by financing activities	**(540)**	380	(456)
Effect of exchange rate changes on cash and cash equivalents	**(9)**	4	5
Net (decrease) increase in cash and cash equivalents	**(8)**	32	(10)
Cash and cash equivalents:			
Beginning of year	**214**	182	192
End of year	**$ 206**	$ 214	$ 182
Supplemental cash flow information:			
Cash paid for:			
Interest	**$ 161**	$ 153	$ 117
Income taxes, net of refunds	**275**	299	272
Non-cash financing activities:			
Dividends declared and accrued but not paid	**70**	64	61

Report of Independent Registered Public Accounting Firm on Condensed Consolidated Financial Statements

The Board of Directors and Stockholders of The Clorox Company

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Clorox Company at June 30, 2009 and 2008, and the related consolidated statements of earnings, stockholders' (deficit) equity, and cash flows for each of the three years in the period ended June 30, 2009 (not presented separately herein) and in our report dated August 25, 2009, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements (presented on pages 26 through 29) is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

As discussed in the Notes to the consolidated financial statements (not presented separately herein), on July 1, 2007, the Company changed its method of accounting for uncertain tax positions upon adoption of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*. Also, on June 30, 2007, the Company adopted the provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, and changed its method of recognizing the funded status of its defined benefit post retirement plans.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Clorox Company's internal control over financial reporting as of June 30, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 25, 2009 (not presented separately herein) expressed an unqualified opinion thereon.

Ernst & Young LLP

San Francisco, California
August 25, 2009



Left to right:
(front row) Don Knauss, Laura Stein, Benno Dorer, James Foster, (back row) Beth Springer, Frank Tataseo, Wayne Delker, Larry Peiros, George Roeth, Dan Heinrich, Grant LaMontagne, Jackie Kane, Tom Britanik.

Clorox Executive Committee (as of Sept. 1, 2009)

Donald R. Knauss
Chairman of the Board
and Chief Executive Officer

Daniel J. Heinrich
Executive Vice President
Chief Financial Officer

Lawrence S. Peiros
Executive Vice President
and Chief Operating Officer
Clorox North America

Beth Springer
Executive Vice President
International & Natural Personal Care

Frank A. Tataseo
Executive Vice President
Strategy & Growth,
Bags & Wraps and Away From Home

Thomas P. Britanik
Senior Vice President
Chief Marketing Officer

Wayne L. Delker, Ph.D.
Senior Vice President
Chief Innovation Officer

Benno Dorer
Senior Vice President
General Manager, Cleaning Division

James Foster
Senior Vice President
Chief Product Supply Officer

Jacqueline P. Kane
Senior Vice President
Human Resources and Corporate Affairs

Grant J. LaMontagne
Senior Vice President
Chief Customer Officer

George C. Roeth
Senior Vice President
General Manager, Specialty Division

Laura Stein
Senior Vice President
General Counsel



Robert W. Matschullat [2,4]
Retired Vice Chairman and
Chief Financial Officer of
The Seagram Company Ltd.



Edward A. Mueller [1,3]
Chairman and
Chief Executive Officer of
Qwest Communications
International Inc.



Jan L. Murley [1,5]
Interim President –
Consumer Floral Brands,
1-800-FLOWERS.COM
Consultant, Kohlberg Kravis
Roberts & Co.



Pamela Thomas-Graham [1]
Managing Director,
Angelo Gordon & Co.



Carolyn M. Ticknor [1,5]
Retired President of
Hewlett Packard Company,
Imaging & Printing Systems

Board Committees
[1] Audit – Edward Mueller, Chair
[2] Management Development & Compensation – George Harad, Chair
[3] Executive – Donald Knauss, Chair
[4] Finance – Tully Friedman, Chair
[5] Nominating & Governance – Daniel Boggan, Jr., Chair

Shareholder and Financial Information

Stock Listing

The Clorox Company's common stock is listed on the New York Stock Exchange, identified by the symbol CLX.

Transfer Agent, Registrar and Dividend Disbursing Agent

Inquiries relating to stockholder records, change of ownership, change of address and the Dividend Reinvestment/Direct Stock Purchase Plan should be sent to:

Computershare
P.O. Box 43078
Providence, RI 02940-3078
800-756-8200 or 781-575-2726
TDD 800-952-9245 or 312-588-4110 for hearing impaired
www.computershare.com/investor

Stockholder Information Service

Shareholder.com offers the latest Clorox news. Stockholders can call 888-CLX-NYSE (259-6973) toll-free 24 hours a day to hear messages about Clorox, request company materials or get a 20-minute-delayed stock quote. For more information, visit **www.shareholder.com**.

Dividend Reinvestment/Direct Stock Purchase Plan

Clorox has authorized Computershare to offer a Dividend Reinvestment/Direct Stock Purchase Plan. Registered shareholders can purchase additional shares. Nonshareholders may join the plan with an initial investment, lump sum or bank debit. Most fees are paid by Clorox. For more information or plan materials, call 888-CLX-NYSE (259-6973) or contact Computershare (see above).

Management Report on Internal Control Over Financial Reporting

Clorox management, under the supervision and with the participation of the chief executive officer and chief financial officer, has assessed the effectiveness of the company's internal control over financial reporting as of June 30, 2009, and concluded that it is effective. For more information, see Item 9.A. of the company's Annual Report on Form 10-K for the fiscal year ended June 30, 2009.

2009 Financial Information

The preceding pages of the Clorox 2009 Annual Report contain summary financial information. Full financial statements are provided in the company's 2009 proxy statement. Detailed financial information is available without charge through the following sources:

The company's proxy statement is available at **www.TheCloroxCompany.com**.

The company's Annual Report on Form 10-K for the fiscal year ended June 30, 2009, is available at **www.TheCloroxCompany.com** and through the SEC's EDGAR database. Printed copies are available by calling 888-CLX-NYSE (259-6973).

CEO/CFO Certifications

The most recent certifications by the company's chief executive officer and chief financial officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to the company's Annual Report on Form 10-K for the fiscal year ended June 30, 2009. The company has also filed with the New York Stock Exchange the most recent annual CEO certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Forward-Looking Statements

Except for historical information, matters discussed in the Annual Report are forward-looking statements and are based on management's estimates, assumptions and projections. Actual results could vary materially. Please review the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in the company's Annual Report on Form 10-K for the fiscal year ended June 30, 2009, and subsequent SEC filings, for factors that could affect the company's performance and cause results to differ materially from management's expectations. The information in this report reflected management's estimates, assumptions and projections as of Aug. 25, 2009. Clorox has not made updates since then and makes no representation, express or implied, that the information is still current or complete. The company is under no obligation to update any part of this document.

Comparative Stock Performance

The graph below compares the cumulative total stockholder return of The Clorox Company's common stock for the last five fiscal years with the cumulative total return of the Standard & Poor's 500 Stock Index and a composite index composed of the Standard & Poor's Household Products Index and Housewares & Specialties Index (referred to below as the Peer Group) for a five-year period ending June 30, 2009. The composite index is weighted based on market capitalization as of the end of each year during each of the last five years.


$140
$120
$100
$80
2004
2005
2006
2007
2008
2009
Clorox
$116.95
Peers
$104.23
S&P 500
$89.29

$100 invested on 6/04 in stock or index, including reinvestment of dividends

We Make Everyday Life Better, Every Day.


EVER CLEAN
Fresh Step
Fresh Step
Fresh Step
Scoop Away
EASY TO SCOOP CLUMPS TIGHT!
KINGSFORD
Match Light
READY FASTER BURNS LONGER
KINGSFORD
The Original
KINGSFORD
COMPETITION BRIQUETS
Prestone
Handi Wipes
SOS
LESTOIL
Pine Sol
poett
Tuff Stuff
STP
Chux
Polishing Cloth
TIRE FOAM
ToiletWand
CLOROX
GLAD ClingWrap
mono foil
GLAD Press'n Seal
GLAD WRAP
GLAD BAKE
BRITA
BRITA
GLAD
ODOR SHIELD
ForceFlex
Ranch
CLOROX
409
Handy Andy
CLOROX Wipes
Chux Cleaning Wipes
green works
CLOROX Clean-Up
Tilex
409
CLOROX
Bleach Pen
poett

88% of our brands hold No. 1 or No. 2 market share positions in their categories.

The Clorox Company

1221 Broadway
Oakland, CA 94612
510-271-7000

The **Right** Place To Visit

www.TheCloroxCompany.com

Para ver este informe en español, visite: www.TheCloroxCompany.com

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